FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Zohar Gilon and Dr. Orna Berry Join Radware Board of Directors, Dated

                            October 5, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: October 5, 2006

By: /S/ Meir Moshe

Meir Moshe

Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

10.1

Press Release: Zohar Gilon and Dr. Orna Berry Join Radware Board of Directors, Dated October 5, 2006.

Exhibit 10.1

Zohar Gilon and Dr. Orna Berry Join Radware Board of Directors

TEL AVIV, ISRAEL — October 5, 2006 – Radware (NASDAQ: RDWR), the leading provider of intelligent integrated solutions for ensuring the fast, reliable and secure delivery of networked and Web-enabled applications over IP, today announced that Zohar Gilon and Dr. Orna Berry have been elected external directors of the Radware board.

“Zohar and Orna bring extensive experience in technology investment and management to the direction of Radware,” stated Christopher R. McCleary, Chairman. “Their valuable insights will complement the combined expertise of the board and executive management team as it continues to guide the company’s success, while leveraging its long-standing technology innovation and leadership.”

Gilon, a general partner and managing director of the Tamar Technology Ventures venture capital fund, brings to Radware a recognized reputation in international finance and strategic transactions. Prior to joining Tamar Technology Ventures, Gilon served as president of W.S.P. Capital Holdings Ltd., which provides investment banking and underwriting services in Israel, and invests in real estate and high-technology investments.

Currently, Gilon serves as a director for Ceragon Networks, RADCom Ltd., Orsense, Wisair Ltd., Oberon Media and RADVentures. He holds a B.Sc. degree in electrical engineering from the Technion and an M.B.A. degree from Tel Aviv University.

Dr. Berry is a venture partner in Gemini Israel funds. She co-founded ORNET Data Communication Technologies Ltd., an early Gemini portfolio company, which was sold to Siemens. Dr. Berry is a member of the European Union Research Advisory Board (EURAB) and a member of the Association of

Computing Machines’ task force on job migration and globalization. She also served as chief scientist and director of the Industrial R&D Administration of the Ministry of Industry and Trade of the Government of Israel.

Dr. Berry holds a Ph.D. in Computer Science from the University of Southern California, and M.A. and B.A. degrees in Statistics and Mathematics from Tel Aviv University and Haifa University, respectively. Currently, she serves as a director of Aladdin Knowledge Systems, Compugen, Poalim Capital Markets, Mer Telemanagement Solutions and Commtouch Software and serves as Chairperson of Prime Sense and Adamind.

Mr. Gilon and Dr. Berry replaced Messrs. Avigdor Willenz and Yiftach Atir, who served as Radware’s external directors for the past six years, and retired from the Board in accordance with the requirements of Israeli law.

About Radware

Radware (NASDAQ:RDWR) is the global leader in integrated application delivery solutions, assuring the full availability, maximum performance and complete security of all business critical networked applications while dramatically cutting operating and scaling costs. Over 3,000 enterprises and carriers worldwide use Radware application-smart switches to drive business productivity and improve profitability by adding critical application intelligence to their IP infrastructure, making networks more responsive to specific business processes. Radware's APSolute product family provides the most complete set of application front end, remote access and security capabilities for application-smart networking to ensure faster, more reliable and secure business transactions. Learn more on how Radware application delivery solutions can enable you to get the most of your investments in IT infrastructure and people. www.radware.com

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This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching industry, changes in demand for Application Switching products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.